Exhibit 3.1
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                    Amendment to Bylaws Article II, Section 8
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     Article II, Section 8 of the Company's Bylaws shall now read, in its entirety, as follows:


     "SECTION 8. Regular Meetings. Regular meetings of the Board of Directors shall be held quarterly at the principal executive office of the Corporation, or at such other place as the Board of Directors may determine. No notice shall be required for any regular meeting of the Board of Directors held at the principal executive office of the Corporation. A copy of every resolution fixing or changing the time or place of regular meetings shall be delivered to every Director at least five (5) days before the first meeting held pursuant thereto."